SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

iSTAR FINANCIAL INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

High Performance Common Stock-Series 1, High Performance Common Stock-Series 2 and High
Performance Common Stock-Series 3

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Jay Sugarman

Chairman and Chief Executive Officer

iStar Financial Inc.

1114 Avenue of the Americas, 39th Floor

New York, NY 10036

(212) 930-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Kathleen Werner, Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

Tel:  (212) 878-8526

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$ 22,541,749	$ 2,619.35

*                 Estimated for purposes of calculating the amount of the filing fee only.  iStar Financial Inc. (the “Company”) is offering holders of up to 4,937.5 shares of High Performance Common Stock-Series 1 (the “HPU Series 1 Shares”), 5,000 shares of Company’s High Performance Common Stock-Series 2 (the “HPU Series 2 Shares”) and 4,950 shares of High Performance Common Stock-Series 3 (the “HPU Series 3 Shares” together with the HPU Series 1 Shares and HPU Series 2 Shares, the “HPU Shares”) issued and outstanding as of June 11, 2015, the opportunity to exchange such HPU Shares for the Cash Consideration or the Stock Consideration (as defined in the Offer to Exchange Letter, dated June 12, 2015 (the “Offer Letter”)).  The amount of the filing fee assumes that all HPU Shares will be exchanged for the Cash Consideration (as defined in the Offer Letter) and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $116.20 for each $1,000,000 of the value of the transaction.  The transaction value was determined by converting HPU Shares into a Common Stock Equivalent (as defined in the Offer Letter), which is then multiplied by a ratio of $8.00 per Common Stock Equivalent.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by iStar Financial Inc., a Maryland corporation (“iStar” or the “Company”).  This Schedule TO relates to the offer by the Company to all holders of shares of the Company’s High Performance Common Stock-Series 1 (“HPU Series 1 Shares”), High Performance Common Stock-Series 2 (“HPU Series 2 Shares”) and High Performance Common Stock-Series 3 (“HPU Series 3 Shares” together with the HPU Series 1 Shares and the HPU Series 2 Shares, the “HPU Shares”) to receive: (i) the Stock Consideration (as defined below), (ii) the Cash Consideration (as defined below) or (iii) a combination of the Stock Consideration and the Cash Consideration in exchange for HPU Shares tendered by the holders thereof as described herein.  The offer is subject to the terms and conditions set forth in the Offer to Exchange Letter, dated June 12, 2015 (the “Offer Letter”), a copy of which is filed herewith as Exhibit (a)(1)(A) and the documents related thereto (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer will commence on June 22, 2015.

The “Stock Consideration” is the number of shares of the Company’s common stock, par value $0.001 per share (“Shares”), equal to the product of: (i) the aggregate number of Common Stock Equivalents that are attributable to the HPU Shares tendered in the Offer by a holder of HPU Shares, multiplied by (ii) 0.565371, which represents $8.00 of Shares based on the last reported sale price for the Shares on the New York Stock Exchange (“NYSE”) on June 11, 2015 (which was $14.15).

The “Cash Consideration” is the amount of cash equal to the product of: (i) the aggregate number of Common Stock Equivalents that are attributable to the HPU Shares tendered in the offer by a holder of HPU Shares, multiplied by (ii) $8.00.

“Common Stock Equivalents” are the number of Shares that determined the amount of dividends payable on the HPU Shares.  This number is different for each holder of HPU Shares.  Each HPU Series 1 Share was entitled to participate in the same amount of dividends paid on 163.8508 Shares, each HPU Series 2 Share was entitled to participate in the same amount of dividends paid on 197.4298 Shares and each HPU Series 3 Share was entitled to participate in the same amount of dividends paid on 206.375 Shares. An HPU holder participated in the pro rata share of those dividends based on the percentage of HPU Shares of each series held by the holder.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.  The information in the Offer Letter and the related documents thereto is incorporated by reference as set forth below.

Item 1.   Summary Term Sheet.

The information set forth in the section of the Offer Letter titled “Summary” is incorporated herein by reference.

Item 2.   Subject Company Information.

(a) Name and Address.  The name of the subject company and the filing person is iStar Financial Inc., a Maryland corporation.  The address of the Company’s principal executive offices is 1114 Avenue of the Americas, 39th Floor New York, NY 10036.  The Company’s telephone number is (212) 930-9400.

(b) Securities.  The subject class of securities consists of iStar’s outstanding HPU Shares.  As of June 11, 2015, the Company had 4,937.5 HPU Series 1 Shares, 5,000 HPU Series 2 Shares and 4,950 HPU Series 3 Shares issued and outstanding.

(c) Trading Market and Price.  There is no established trading market for the HPU Shares.  The information set forth in the Offer Letter under “Price Range of Shares” is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

(a) Name and Address.  The Company is the subject company and the filing person.  The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below.  The business address for each such person is: c/o iStar Financial Inc., 1114

Avenue of the Americas, 39th Floor, New York, NY 10036 and the telephone number for each such person is (212) 930-9400.

Name	Position

Jay Sugarman	Chairman and Chief Executive Officer
Robert W. Holman, Jr	Director
Robin Josephs	Director
John G. McDonald	Director
Dale Anne Reiss	Director
Barry W. Ridings	Director
Nina Matis	Chief Legal Officer and Chief Investment Officer
David DiStaso	Chief Financial Officer

Item 4.   Terms of the Transaction.

(a) Material Terms.  The information set forth in the under Sections 1 through 13 of the Offer Letter is incorporated herein by reference.

(b) Purchases.  The information set forth in the Offer Letter under “Background and Purpose of the Offer—Interest of Directors and Executive Officers “ is incorporated herein by reference.

Item 5.   Past Contracts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities.  The information set forth in the Offer Letter under “Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.

(a) Purposes.  The information set forth in the Offer Letter under “Background and Purpose of the Offer—Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.  All HPU Shares acquired in the Offer will be retired and cancelled.

(c) Plans.  The information set forth in the Offer Letter under “Background and Purpose of the Offer—Plans, Proposals or Negotiations” is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.  The information set forth in the Offer Letter under “Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.  The information set forth in the Offer Letter under “Conditions; Termination; Waiver; Extensions; Amendments” is incorporated herein by reference.

(d) Borrowed funds.  Not applicable.

Item 8.   Interest in Securities of the Subject Company.

(a) Securities Ownership.  The information set forth in the Offer Letter under “Interests of Directors and Executive Officers” is incorporated herein by reference.

(b) Securities Transactions.  None.

Item 9.   Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.    No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the offer, other than certain employees of the Company, none of whom will receive any special or additional compensation in connection with the offer beyond their normal compensation.

Item 10. Financial Statements.

(a) Financial Information.  Incorporated herein by reference are   (i) the Company’s financial statements that were filed with its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2015 and amended on March 27, 2015 (the “Form 10-K”), and (ii) the Company’s financial results for the period ended March 31, 2015, that were included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 4, 2015 (the “Form 10-Q”).  The Form 10-K and the Form 10-Q are available for review on the SEC’s website at www.sec.gov and on the Company’s website at http://www.istarfinancial.com/.  In addition, the information set forth in the Offer Letter under “Financial Information Regarding the Company” is incorporated herein by reference.

(b) Pro Forma Information.  Not applicable.

Item 11. Additional Information.

The information set forth in the Offer Letter, a copy of which is filed as Exhibit (a)(l)(A), the form of Statement of HPU Ownership, a copy of which is filed as Exhibit (a)(l)(B) and the Letter to HPU Holders, a copy of which is filed as Exhibit (a)(1)(C), is incorporated herein by reference.

Item 12. Exhibits.

See the Exhibit Index following the Signature page and the accompanying exhibits filed with or incorporated by reference into this Schedule TO.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iSTAR FINANCIAL INC.

By:	/s/ David Distaso
Name: David DiStaso
Title: Chief Financial Officer

Date:  June 12, 2015

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Letter dated June 12, 2015.

(a)(1)(B)	Form of Statement of HPU Ownership.

(a)(1)(C)	Letter to HPU Holders.

(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 2, 2015 and amended on March 27, 2015, incorporated herein by reference.

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on May 4, 2015, incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Specimen Common Stock Certificate (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed on March 2, 2015).

(d)(2)

Articles Supplementary for High Performance Common Stock-Series 1 (incorporated by reference from the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed on November 14, 2002.

(d)(3)

Articles Supplementary for High Performance Common Stock-Series 2 (incorporated by reference from the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed on November 14, 2002.

(d)(4)

Articles Supplementary for High Performance Common Stock-Series 3 (incorporated by reference from the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed on November 14, 2002.

(g)	Not applicable.

(h)	Not applicable.